Mail Stop 4720

                                                             October 13, 2017

John Pollock
Chairman of the Board, Chief Executive Officer
Financial Gravity Companies, Inc.
800 N. Watters Road
Suite 120
Allen, TX 75013

       Re:     Financial Gravity Companies, Inc.
               Registration Statement on Form S-1
               Filed September 18, 2017
               File No. 333-220505

Dear Mr. Pollock:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us whether you believe you currently have the ability to deliver a put notice to
   GHS Investments pursuant to the equity financing agreement. In this regard we note that
   Sections 2.3(iii) and 5.8 of the Agreement together appear to have contractually required you to file a Form 8-K in connection with entering into the Agreement but you do not appear to have made this filing. This suggests that you may be in breach of the agreement and this in turn suggests that GHS is not irrevocably bound to pay for and accept all the shares. Please note that if GHS is not irrevocably bound to pay for and accept all the shares, you should withdraw this registration statement and refile a new registration statement after the breach is cured or otherwise register the resale after the exercise of each put. Please refer to our
   Questions 139.12 to 139.22 of our Compliance and Disclosure Interpretations, which are available on our website.
 John Pollock
Financial Gravity Companies, Inc.
October 13, 2017
Page 2


2. Please disclose the material terms of, and file as exhibits, the registration rights agreement and the $30,000 promissory note given to GHS Investments as a commitment fee and referenced in Section 2.7 of the equity financing agreement.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jessica Livingston at 202-551-3448 or me at 202-551- 3338 with any questions.


                                                             Sincerely,

                                                             /s/ Dietrich A.
King

                                                             Dietrich A. King
                                                             Assistant Director
                                                             Office of
Financial Services


cc:    Chase Chandler